Exhibit 16.2

For Immediate Release

Press Contacts:

Charles T. Jensen              David A. Kaminer         Virginie Wouters
NeoMedia Technologies, Inc.    The Kaminer Group        Gavitec AG
+(239) 337-3434                +(914) 684-1934          +49 2405 4992230
cjensen@neom.com               dkaminer@kamgrp.com      press@mobiledigit.de

  NeoMedia Adds to Wireless Offerings with Acquisition of Gavitec AG - Mobile
   Digit, German-Based Technology Innovator and Provider of Mobile Marketing
                                   Solutions

FORT MYERS, Fla., Feb. 21, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to content on the Mobile Internet, has announced it is adding to its wireless offering and continuing its growth-by-acquisition strategy by signing a sale and purchase agreement to acquire Gavitec AG - mobile digit, a German provider of mobile technology and marketing solutions.

      Charles T. Jensen, president and CEO of NeoMedia, said the transaction is expect to close by the end of the month, with a total purchase price of $7.2 million in cash and shares of NeoMedia common stock.

'Positioned for European Leadership'

      Mr. Jensen said that acquiring Gavitec AG - mobile digit (www.gavitec.com) "is an ideal complement" to NeoMedia's soon-to-close acquisition of 12snap AG of Munich, an award-winning leader in marketing and entertainment applications and programs via cellular phones, for $22 million.

      "NeoMedia is positioned for European leadership as mobile marketing emerges as the way marketers and their customers communicate and do business in the early part of the 21st Century," he said.

      Gavitec AG - mobile digit was founded in 1997 in Wurselen (Aachen) as a specialist in designing and manufacturing easy-to-use code readers for mobile marketing, mobile ticketing and mobile couponing. Today, the company is a pioneer and an innovator in scanning systems that read linear bar codes and two-dimensional "smartcodes" from mobile phone displays and in developing code-reading solutions that use cameras in mobile phones.

      Serving a pan-European and - increasingly a worldwide customer base - Gavitec AG - mobile digit has a wide range of well known customers and partners including network providers T-Mobile(R), Vodafone(R) and Telefonica(R), mobile handset manufacturers Motorola(R) and Nokia(R), IT leaders Hewlett Packard(R), Ericsson Mobility World(R) and Unisys(R), and content providers Warner(R) Music International and RTL Enterprises. Gavitec also works with European mobile-oriented solutions providers, including xsmart, Dimoco, ucp morgen, RegiSoft, and Top Solutions, and access management systems companies, including SkiData(TM).

      Gavitec AG - mobile digit has received the Ericsson mobility award (the "Oscar" of the mobile applications industry), and two technology awards from the Royal Television Society, in combination with Hewlett-Packard and the British Broadcasting Corporation (BBC(R)). Mobile solutions developed and offered by Gavitec AG - mobile digit include wireless ticketing, couponing, payment and mobile marketing.

      Mr. Jensen said Gavitec's strengths and core competencies "enabled them to develop attractive solutions designed to give their customers competitive advantages. Gavitec AG - mobile digit has earned a reputation for constantly utilizing new technologies to make the mobile handset a universal and ubiquitous accessory of everyday life, benefiting their customers and consumers alike."

'Putting the Pieces in Place'

      Along with the proposed acquisitions of Gavitec AG - mobile digit and 12snap, NeoMedia has also acquired Mobot(R), Inc., of Lexington, Mass., a pioneer in mobile visual recognition technology, for $10 million in cash and stock, "putting the pieces in place for NeoMedia to be a mobile marketing supercompany," Mr. Jensen said.

      "We are growing by design, identifying and acquiring companies whose talents and markets blend with ours as we establish and grow our PaperClick(R) wireless business unit to lead and embrace mobile marketing in the U.S., Europe and worldwide."

Growing NeoMedia's Technologies

      "With Gavitec AG - mobile digit on board, we are  substantially  expanding
the  'technologies'  part  of  'NeoMedia   Technologies',"  said  Martin  Copus,
NeoMedia's COO and chief executive of its PaperClick(R) wireless business unit.

      "For a considerable time, Gavitec has been a technological leader in scanning bar codes and smartcodes -- either with mobile handsets or on mobile handsets," said Mr. Copus. "Soon, the expanded code-reading offering created by the combination of our companies will be second-to-none in wireless, with alternative software clients for handset code-reading and alternative retail units for reading codes on any handset from 2G to 3G. And Gavitec will also be able to access and leverage the groundbreaking PaperClick platform and operate within the NeoMedia direct-to-mobile-internet patent portfolio."

      "As I see it," he said, "'Powered by NeoMedia Technologies' just took on a whole new meaning!"

'Creating a Synergistic Relationship'

      "As part of the NeoMedia family, Gavitec AG-mobile digit will be creating a synergistic relationship that should increase our ability to grow aggressively in the mobile industry," said Andreas Weyer, the company's CEO.

      "Today and moving forward as part of NeoMedia, we have a significantly greater opportunity to provide our customers unique and complete solutions in mobile marketing and mobile phone-based applications, while fully meeting their ever-growing needs and requirements," he said.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including the PaperClick (www.PaperClick.com) platform, PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM) which provide One Click To Content(TM) connectivity for products, print and physical objects to link directly to specific desired content on the mobile Internet. NeoMedia also offers a variety of mobile enterprise solutions, including expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About Gavitec AG - mobile digit

Gavitec AG - mobile digit was founded in 1997 as a specialized provider and manufacturer of products and solutions for mobile marketing and mobile information technology. As a technology leader in code-reading systems and software for mobile applications, Gavitec AG - mobile digit offers its clients standardized or individual solutions in the areas of mobile marketing, mobile ticketing, mobile couponing, and mobile payment systems.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Mobot is a registered trademark of Mobot, Inc. Other trademarks are properties of their respective owners.